GOLD RESOURCE CORPORATION

2886 Carriage Manor Point

Colorado Springs, CO 80906

(303) 320-7708

October 10, 2011

VIA EDGAR and FACSIMILE at (202) 772-9236

Mr. George K. Schuler

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gold Resource Corporation

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 15, 2011

File No. 001-34857

Dear Ken:

Please let this letter serve as a request that the staff grant additional time to respond to the comment letter dated September 20, 2011 delivered to Gold Resource Corporation (the “Company”). The Company needs additional time due to several key personnel travelling on business outside the country and unavailable to assist in preparing the response. As a result, the Company proposes to submit a response to the Commission no later than October 21, 2011.

We greatly appreciate your cooperation. Please feel free to contact me, or in my absence, David Babiarz, Esq. at 303-861-8013, if you have any concerns or questions.

Sincerely,

GOLD RESOURCE CORPORATION

/s/ Jessica M. Browne

Jessica M. Browne
Corporate Counsel

cc:	David J. Babiarz, Esq.